FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For April 17, 2007

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated April 17, 2007

2.

Material Change Report dated April 17, 2007 (re: April 17/07 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.
(Registrant)

Date: April 17, 2007	By:	“Tony M. Ricci”
(Name)

	Its:	Chief Financial Officer
(Title)

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Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. to Present at the European Gold Forum

- Webcast Presentation -

Vancouver, BC – April 17, 2007:  Petaquilla Minerals Ltd. (the “Company”) announced today that its corporate presentation will be webcast from the European Gold Forum, a precious metals investment forum of mining industry professionals, mining company representatives, institutional investors and analysts being held in Zurich, Switzerland.

Gianni Kovacevic, the Company’s Manager of Corporate Development, will provide an overview of the Company.  His presentation will be webcast live on Wednesday, April 18, 2007, at 3:55 p.m. Central European Summer Time (6:55 a.m. Pacific Time / 9:55 a.m. Eastern Time) and can be accessed by visiting www.denvergold.org and clicking on the Webcast icon.

The presentation is expected to last approximately 20 minutes and the Company welcomes this opportunity to reach a broad audience of gold industry participants, shareholders and interested parties via the webcast.

About Petaquilla Minerals Ltd.

Petaquilla Minerals Ltd. is a mineral exploration firm focused on the development of its 100%-owned Molejon Gold Project located in Panama.  Construction of its gold plant is currently underway.  To learn more about Petaquilla and its latest news, please visit www.petaquilla.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021          Fax: (604) 694-0063

Toll Free 1-877-694-0021

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
#410 – 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.

Date of Material Change

April 17, 2007

Item 3.

News Release

The Company’s news release dated April 17, 2007, was disseminated by CCN Matthews on April 17, 2007.

Item 4.

Summary of Material Change

The Company announced the webcast of its presentation scheduled for 3:55 p.m. Central European Time (6:55 a.m. Pacific Time / 9:55 a.m. Eastern Time) on Wednesday, April 18, 2007, at the European Gold Forum.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Richard Fifer, President and Chief Executive Officer of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated April 17, 2007

PETAQUILLA MINERALS LTD.

Per:

“Richard Fifer”

Richard Fifer

President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Richard Fifer

Contact telephone number:	604-694-0021

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. to Present at the European Gold Forum

- Webcast Presentation -

Vancouver, BC – April 17, 2007:  Petaquilla Minerals Ltd. (the “Company”) announced today that its corporate presentation will be webcast from the European Gold Forum, a precious metals investment forum of mining industry professionals, mining company representatives, institutional investors and analysts being held in Zurich, Switzerland.

Gianni Kovacevic, the Company’s Manager of Corporate Development, will provide an overview of the Company.  His presentation will be webcast live on Wednesday, April 18, 2007, at 3:55 p.m. Central European Summer Time (6:55 a.m. Pacific Time / 9:55 a.m. Eastern Time) and can be accessed by visiting www.denvergold.org and clicking on the Webcast icon.

The presentation is expected to last approximately 20 minutes and the Company welcomes this opportunity to reach a broad audience of gold industry participants, shareholders and interested parties via the webcast.

About Petaquilla Minerals Ltd.

Petaquilla Minerals Ltd. is a mineral exploration firm focused on the development of its 100%-owned Molejon Gold Project located in Panama.  Construction of its gold plant is currently underway.  To learn more about Petaquilla and its latest news, please visit www.petaquilla.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021          Fax: (604) 694-0063

Toll Free 1-877-694-0021

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.